UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

☑    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

OR

☐    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________
Commission File No. 1-09195

KB HOME 401(k) SAVINGS PLAN

(Full title of the plan)

KB HOME
10990 Wilshire Boulevard
Los Angeles, California 90024

(Name of issuer of the securities held pursuant to the plan
and the address of its principal executive office)

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE KB Home 401(k) Savings Plan As of December 31, 2025 and 2024, and for the Year Ended December 31, 2025

KB Home 401(k) Savings Plan
Audited Financial Statements and Supplemental Schedule
As of December 31, 2025 and 2024, and
For the Year Ended December 31, 2025

Report of Independent Registered Public Accounting Firm

To the Plan Participants and the Plan Administrative Committee, as Plan Administrator,
of KB Home 401(k) Savings Plan
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of KB Home 401(k) Savings Plan (the Plan) as of December 31, 2025 and 2024, and the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2025 and 2024, and the changes in its net assets available for benefits for the year ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Schedule Required by ERISA
The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2025 (referred to as the “supplemental schedule”), has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ Ernst & Young LLP
We have served as the Plan’s auditor since 1991.
Los Angeles, California
June 5, 2026

KB Home 401(k) Savings Plan
Statements of Net Assets Available for Benefits

	December 31,
	2025	2024
Investments, at fair value	$446,587,449	$385,063,442
Notes receivable from participants	6,277,481	5,886,377
Net assets available for benefits	$452,864,930	$390,949,819

See accompanying notes to financial statements.

KB Home 401(k) Savings Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2025

Additions to (Deductions from) net assets attributed to:

Contributions:
Plan participants	$20,363,633
Employer, net of forfeitures	8,941,093
Rollovers	1,737,641
31,042,367

Investment income:
Interest and dividends	16,499,254
Net appreciation in fair value of investments	48,607,434
65,106,688

Interest on notes receivable from participants	516,923
Benefits paid to participants	(35,184,799)
Other, net	433,932

Net increase in net assets available for benefits	61,915,111
Net assets available for benefits
Beginning of year	390,949,819
End of year	$452,864,930

See accompanying notes to financial statements.

KB Home 401(k) Savings Plan
Notes to Financial Statements
1.     Description of the Plan

General

The following description of the KB Home 401(k) Savings Plan (Plan) provides only general information. Eligible employees of KB Home (Company) who elect to participate in the Plan (each, a Participant) should refer to the governing Plan document and related materials, which were most recently amended effective April 1, 2025, for a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan in which all eligible employees of the Company may participate on their first day of employment. The Plan is administered by the Plan Administrative Committee (Plan Administrator), the members of which are designated by the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Contributions

Each Participant may contribute up to 25% of their annual eligible compensation on a pretax basis and/or into a designated Roth 401(k) account on an after-tax basis. Participants may also contribute up to an additional 15% of their annual eligible compensation on an after-tax basis. All contributions are made in whole percentages through payroll deductions. Pretax contributions are eligible for tax deferred treatment, and each Participant may make aggregate annual pretax and after-tax contributions, up to the applicable limits provided by the Internal Revenue Code (Code).

Each Participant who has attained (or will attain) age 50 before the close of a Plan year and contributes at least 6% of their eligible compensation to the Plan may make a catch-up contribution in accordance with and subject to the limitations of the Code. Effective in 2025, Participants who attain ages 60 through 63 during the Plan year may make an additional catch-up contribution in accordance with and subject to the limitations of the Plan and the Code.

Unless otherwise determined by its Board of Directors, the Company matches 100% of a Participant’s pretax and/or after-tax Roth 401(k) account contributions up to 6% of eligible compensation per payroll period (for Participants who are sales representatives, the eligible compensation is limited to $50,000 per year). Company matching contributions are invested in accordance with each Participant’s investment of their contributions.

The Plan, subject to its provisions, accepts rollover contributions from other qualified retirement plans or individual retirement accounts. In addition, Participants may directly convert all or a portion of their existing Plan account balances, as well as make rollover contributions from other qualified retirement plans or individual retirement accounts, into a designated Roth 401(k) account, subject to the applicable provisions of the Plan. Participants are responsible for paying applicable taxes on such conversions or rollover contributions.

Plan assets are held in trust by Fidelity Management Trust Company, Inc. (Trustee). Participants may direct the investment of their contributions among one or more of the several options offered under the Plan, and may elect to change the investment of their contributions or to transfer all or part of their individual Plan account balances among such options, subject in each case to applicable conditions and limitations established under the Plan. Contributions made by a Participant who does not make any investment elections are directed to an investment option under the Plan that offers an adjustable asset allocation designed for a target retirement date (Target Date Funds) closest to the year in which the Participant will attain (or has attained) age 65.

A Participant can invest no more than 20% of new Plan contributions in the KB Home Stock Fund, which is described below, and cannot transfer funds from another Plan investment option into the KB Home Stock Fund if the transfer would cause the proportionate value of the Participant’s overall Plan account balance that is invested in the KB Home Stock Fund to exceed 20%.

Participant Accounts

Each Participant’s account is credited with the Participant’s contributions and applicable Company matching contributions, investment earnings and revenue-sharing amounts, if any. The Plan’s recordkeeper, an affiliate of the Trustee, is responsible for maintaining each Participant’s account balance. Participant accounts are valued daily based on the closing market price of the underlying investments. Participants may elect to participate in a managed account service provided by the Trustee which is intended to assist them with selecting the type and mix of, and allocations among, the investment options in the Plan (excluding the KB Home Stock Fund and Participant-directed brokerage account investments). Certain administrative expenses arising from a Participant’s use of the elective Trustee-provided managed account service or transactions under the Plan are charged to the Participant’s account.

Vesting

Participants are immediately vested in their contributions and the earnings thereon. Subject to applicable Internal Revenue Service (IRS) rules and regulations, Company matching contributions and the earnings thereon are 100% vested to Participants after five years of service, as defined in the Plan document.

Target Date Funds

The Plan offers 14 Target Date Funds with a range of designated target dates through 2070 that are managed by an affiliate of the Trustee. The Target Date Funds are mutual funds that allocate investments across a combination of equity, fixed income, and short-term mutual funds. The Target Date Fund manager adjusts the asset allocation within each of these investment options over their designated timeframe, as applicable, with the allocation generally becoming more conservative as a relevant target date approaches by reducing equity mutual fund holdings.

KB Home Stock Fund

The Plan offers the Company’s common stock as an investment option to Participants through the KB Home Stock Fund. If elected, a Participant’s contributions to, and transactions in, the KB Home Stock Fund are direct investments and transactions in shares of the Company’s common stock valued at the then-current market price per share. Dividends paid on the Company’s common stock within the KB Home Stock Fund, as held in a Participant’s account, are automatically reinvested into shares of common stock.

Participant-Directed Brokerage Account

The Plan offers a Participant-directed brokerage account as an investment option. If elected, a Participant-directed brokerage account, which is administered by an affiliate of the Trustee, allows a Participant to contribute to the various fund options offered by such affiliate, including funds that are not offered as investment options under the Plan, subject to an overall investment limit of not more than 90% of the value of the Participant’s total Plan account balance. Investment allocations to and selections made within the Participant-directed brokerage accounts are not monitored or managed by the Company or the Plan.

Stable Value Fund

The Plan offers a stable value investment option (Stable Value Fund), which is intended to provide a stable return on investment and protection of principal from changes in market interest rates. The Stable Value Fund is a collective investment trust that invests in a group annuity contract (which has underlying investments in various guaranteed investment contracts, synthetic guaranteed investment contracts and securities) issued by the fund provider. Participant withdrawals from the Stable Value Fund are generally transacted at the fund’s per-share net asset value (NAV). Certain events prompting a withdrawal from the Stable Value Fund may be transacted at the fair value of its underlying investments, which may be less than the NAV. Participants are generally prohibited from transferring their respective balances (in whole or in any part) in the Stable Value Fund directly into other competing Plan investment options. Instead, Participants must first transfer such balances into a non-competing Plan investment option for 90 days before transferring such balances into a competing Plan investment option. There were no unfunded commitments to the Stable Value Fund as of December 31, 2025 or 2024.

Notes Receivable from Participants

Subject to the provisions of the Plan, a Participant may borrow up to 50% of the vested balance in their Plan account not to exceed $50,000 in any one-year period. The minimum amount of any such loan is $1,000. Loans must be repaid within five years unless a loan is used to purchase a Participant’s principal residence, in which case the loan must be repaid within 15 years. Each loan is secured by the vested balance in the Participant’s Plan account and bears interest at a fixed rate based on prevailing rates charged by lending institutions on loans made under similar circumstances, as determined by the Plan Administrator. Loans are generally repaid through payroll deductions. Loans not repaid within the timeframe specified by the Plan are considered to be in default and treated as a taxable distribution to the Participant. Participants with loans outstanding at termination of employment with the Company may continue to repay the loan after termination.

Distributions and Withdrawals

Participants (or their beneficiaries) are generally eligible to receive distributions of their account balances upon the earlier of reaching 59½ years of age, death, or termination of service, as defined in the Plan document. In addition, Participants who terminate their service with the Company may elect to withdraw or rollover their account balances comprised of contributions, vested Company matching contributions and related earnings thereon. Vested Plan account balances totaling $1,000 or less will be distributed as a lump-sum payment, and vested Plan account balances totaling more than $1,000, but less than $7,000 will be rolled into an individual retirement account. Such distributions or rollovers may be processed without a formerly employed Participant’s consent. Vested Plan account balances totaling $7,000 or more may be kept in the Plan. Participants may take hardship or in-service withdrawals from their Plan account balances subject to the limitations and requirements of the Plan. Effective in 2025, available in-service withdrawals were expanded to include qualified childbirth or adoptions, emergencies, as well as circumstances associated with domestic abuse and qualified declared disasters, all subject to the limitations and requirements of the Plan.

Forfeitures

Participants forfeit the nonvested portion of their Plan account upon termination of employment at the time the account is distributed to the Participant or following five consecutive breaks in service, as defined in the Plan document. Forfeited amounts may be used to pay Plan administrative expenses or to offset employer contributions payable under the Plan. For the Plan year ended December 31, 2025, the Company used $38,747 of forfeitures to pay administrative expenses of the Plan and used $1,008,945 of forfeitures to offset employer contributions. The Company paid all other non-Participant related Plan administrative expenses directly. Forfeiture balances were $11,056 and $12,413 at December 31, 2025 and 2024, respectively.

Administrative Expenses and Revenue Credit Account

Plan administrative expenses are paid directly by the Company or under the Plan, except for certain administrative expenses arising from a Participant’s use of the elective Trustee-provided managed account service or transactions under the Plan, which are charged to the Participant’s account. The Plan administrative expenses paid directly by the Company are not included in these financial statements.

On a quarterly basis, the Trustee allocates revenue-sharing credits that may be generated from certain Plan investment options, including those from an affiliate of the Trustee, to the accounts of the Participants invested in such investment options. Unallocated revenue-sharing credits, if any, and the interest earned during the course of implementing investment option transactions under the Plan are deposited by the Trustee into a revenue credit account (RCA). The RCA can be used to pay Plan expenses or be distributed to eligible Participant accounts, not more frequently than quarterly. The RCA balances were $49,066 and nominal as of December 31, 2025 and 2024.

Other, net

Other, net for the year ended December 31, 2025 reflected $521,635 of revenue-sharing credits generated, partly offset by $87,703 of administrative expenses, most of which were charged to Participants’ accounts. For the Plan year ended December 31, 2025, $473,937 of the revenue-sharing credits generated in 2025 were distributed to the corresponding eligible Participant accounts.

Plan Termination

As of the date of this report, the Company expects and intends to continue the Plan, but it reserves the right to amend, suspend or terminate the Plan (in whole or in part) at any time. In the event of Plan termination, the Plan account balances of the individuals who are Participants at that time, if not already so, shall become 100% vested and not subject to forfeiture.

2.    Summary of Significant Accounting Policies

Basis of Accounting

The Plan’s financial statements are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (GAAP) and are based on information provided to Plan management by the Trustee.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires Plan management to make informed estimates and judgments that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments held by the Plan are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The NAV per share used as a practical expedient for determining the fair value of the Stable Value Fund is based on the value of the Stable Value Fund’s underlying investments, minus its liabilities, divided by the number of shares outstanding.

Purchases and sales of securities are recorded on a trade-date basis. Investment income (loss) is recorded as earned (incurred). Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as those held during the year.

Notes Receivable from Participants

Notes receivable from Participants represent Participant loans that are recorded at their unpaid principal balance plus accrued but unpaid interest, if any. Interest income on notes receivable from Participants is recorded when earned. There was no allowance for credit losses required as of December 31, 2025 or 2024.

Distributions

Distributions of Plan benefits to Participants who withdraw assets from the Plan are recorded when distributed.

3.    Fair Value Measurements

The fair value measurements of assets and liabilities are categorized based on the following hierarchy:

Level 1	Fair value determined based on quoted prices in active markets for identical assets or liabilities.
Level 2	Fair value determined using significant observable inputs, such as quoted prices for similar assets or liabilities or quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability, or inputs that are derived principally from or corroborated by observable market data, by correlation or other means.
Level 3	Fair value determined using significant unobservable inputs, such as pricing models, discounted cash flows, or similar techniques.

The mutual funds and money market fund offered under the Plan as investment options are registered with the U.S. Securities and Exchange Commission (SEC) and valued at their daily closing price. As described in Note 1 – Description of the Plan, the Participant-directed brokerage account represents investments among various fund options offered by an affiliate of the Trustee, including funds that are not offered as investment options under the Plan. The KB Home Stock Fund represents investments in shares of the Company’s common stock.

The following table presents the Plan’s fair value hierarchy and its financial assets measured at fair value on a recurring basis:

	Fair Value Hierarchy	December 31,
Description		2025	2024
Mutual funds	Level 1	$396,314,914	$338,033,293
Money market fund	Level 1	14,109,683	13,220,040
KB Home Stock Fund	Level 1	14,494,073	18,076,332
Participant-directed brokerage account investments	Level 1	18,561,437	12,502,903
		443,480,107	381,832,568
Stable Value Fund, at net asset value		3,107,342	3,230,874
Investments, at fair value		$446,587,449	$385,063,442

The fair values of the mutual funds, money market fund, KB Home Stock Fund, and Participant-directed brokerage account investments are determined based on quoted market prices in active markets as of December 31, 2025 and 2024. The fair value of the Stable Value Fund is measured using the NAV per share practical expedient, as described in Note 2 – Summary of Significant Accounting Policies. Investments valued based on the NAV per share practical expedient are excluded from the fair value hierarchy. The fair value amounts presented in the table above are intended to reconcile the fair value hierarchy table to the amounts presented in the accompanying Statements of Net Assets Available for Benefits.

4.     Risks and Uncertainties

The Plan’s concentrations of credit and market risk are dictated by its terms, as well as by ERISA, and the investments directed by individual Participants in various mutual funds and other securities. These investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect Participants’ individual Plan account balances and the amounts reported in the Plan’s financial statements.
5.     Tax Status of the Plan

On December 1, 2022, the Plan adopted a plan document sponsored by an affiliate of the Trustee, along with associated administrative documents, containing terms substantially similar to those in place for the Plan prior to adoption. The Trustee obtained an opinion letter from the IRS dated June 30, 2020 that the form of plan document as the Plan adopted it is qualified under the Code and any employer or plan adopting the form will therefore be considered to have a plan qualified under the Code and exempt from taxation. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan is qualified and the related trust is tax-exempt.

GAAP requires Plan management to evaluate uncertain tax positions taken by the Plan and recognize a tax liability if Plan management believes it is more likely than not that the Plan has taken a position that, based on the technical merits, would not be sustained upon examination by the IRS. Plan management has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2025 and 2024, there were no uncertain positions taken or expected to be taken. The Plan is subject to routine audits by taxing jurisdictions; however, there are no audits for any tax periods in progress.
6.     Related Party and Party-in-Interest Transactions

Certain investment options offered under the Plan are managed by an affiliate of the Trustee. As of December 31, 2025 and 2024, the Plan held investment options managed by an affiliate of the Trustee with a total fair value of $397,348,458 and $337,188,027, respectively.

An investment option under the Plan includes the KB Home Stock Fund. As of December 31, 2025 and 2024, the Plan held 256,880 and 274,992 shares of KB Home common stock, respectively, with a fair value of $14,494,073 and $18,076,332, respectively. During the year ended December 31, 2025, the Plan recorded dividend income from shares of KB Home common stock of $270,168.

The transactions associated with these investments qualify as exempt party-in-interest transactions under ERISA.
7.     Subsequent Events

Plan management evaluated subsequent events for the Plan through June 5, 2026, the date the financial statements were available to be issued.

Supplemental Schedule

KB Home 401(k) Savings Plan
EIN: 95-3666267 Plan Number: 001
Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)
December 31, 2025

Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Shares/ Units	Cost	Current Value

Dimensional Fund Advisors	DFA Emerging Markets Core Equity Portfolio Institutional Class	73,042.497	**	$2,124,076
Dimensional Fund Advisors	DFA International Small Company Portfolio Institutional Class	61,490.003	**	1,572,914
Dimensional Fund Advisors	DFA US Small Cap Portfolio Institutional Class	146,297.150	**	7,648,415
Fidelity Investments*	Fidelity 500 Index Fund	394,761.308	**	93,842,658
Fidelity Investments*	Fidelity BrokerageLink	various	**	18,561,437
Fidelity Investments*	Fidelity Extended Market Index Fund	95,428.397	**	9,606,777
Fidelity Investments*	Fidelity International Index Fund	105,393.987	**	6,407,954
Fidelity Investments*	Fidelity Freedom Retirement Fund Class K	83,314.044	**	938,116
Fidelity Investments*	Fidelity Freedom 2010 Fund Class K	57,071.491	**	842,375
Fidelity Investments*	Fidelity Freedom 2015 Fund Class K	246,214.916	**	2,979,201
Fidelity Investments*	Fidelity Freedom 2020 Fund Class K	525,115.442	**	8,050,020
Fidelity Investments*	Fidelity Freedom 2025 Fund Class K	1,500,992.540	**	22,319,759
Fidelity Investments*	Fidelity Freedom 2030 Fund Class K	2,230,689.373	**	43,565,363
Fidelity Investments*	Fidelity Freedom 2035 Fund Class K	2,961,332.278	**	52,474,808
Fidelity Investments*	Fidelity Freedom 2040 Fund Class K	3,898,590.548	**	52,163,142
Fidelity Investments*	Fidelity Freedom 2045 Fund Class K	2,717,822.385	**	43,213,376
Fidelity Investments*	Fidelity Freedom 2050 Fund Class K	1,108,707.711	**	17,916,717
Fidelity Investments*	Fidelity Freedom 2055 Fund Class K	673,828.750	**	12,647,766
Fidelity Investments*	Fidelity Freedom 2060 Fund Class K	425,028.442	**	7,327,490
Fidelity Investments*	Fidelity Freedom 2065 Fund Class K	147,428.454	**	2,319,050
Fidelity Investments*	Fidelity Freedom 2070 Fund Class K	31,891.365	**	392,902
Fidelity Investments*	Fidelity US Bond Index Fund	610,796.660	**	6,450,013
Reliance Trust Company	Reliance Trust New York Life Anchor Account Series I Class 0	4,653.800	**	3,107,342
Vanguard Group	Vanguard Cash Reserves Federal Money Market Fund Admiral Shares	14,109,683.000	**	14,109,683
Vanguard Group	Vanguard Short-Term Inflation-Protected Securities Index Fund Admiral Shares	60,968.634	**	1,512,022
KB Home*	KB Home Stock Fund	256,880.175	**	14,494,073
Total Investments, at fair value				$446,587,449

Notes receivable from Participants*	Individual notes receivable from Participants with interest rates ranging from 4.25% to 9.50% and maturity dates through 2040			$6,277,481
*    Party-in-interest to the Plan.
**    Participant-directed investments, cost information omitted.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

KB Home 401(k) Savings Plan By: KB Home Plan Administrator

Dated:	June 5, 2026	By: /s/ WILLIAM R. HOLLINGER
William R. Hollinger
Senior Vice President and Chief Accounting Officer

INDEX OF EXHIBITS

Exhibit No.	Description	Sequentially Numbered Page

23.1	Consent of Independent Registered Public Accounting Firm	16